Exhibit 99.7

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PROCEDURES FOR INTERNAL HANDLING AND EXTERNAL
DISCLOSURE OF DOCUMENTS AND INFORMATION CONCERNING SAES
GETTERS S.P.A, WITH SPECIFIC REFERENCE TO “PRICE SENSITIVE”
INFORMATION

The present text is the translation of the Italian official text approved by SAES Getters S.p.A’s Board of Directors on December 19th, 2002

For any difference between the two texts, the Italian text prevails.

TABLE OF CONTENTS

1.	PREMISES

2.	PRICE SENSITIVE INFORMATION

3.	CONFIDENTIALITY OBLIGATIONS WHILE PRICE SENSITIVE INFORMATION IS BEING FORMED AND INSTRUCTIONS TO CONTROLLED COMPANIES

4.	COMMUNICATION TO THE MARKET OF PRICE SENSITIVE INFORMATION, ACCOUNTING POSITIONS, RELATED PARTIES TRANSACTIONS AND CORRECTIVE MEASURES

5.	FORECAST/PROJECTIONS AND QUANTITATIVE TARGETS, INFORMATION DISCLOSED TO MARKETS ABROAD

6.	INFORMATION AT SHAREHOLDERS’ MEETINGS, RELATIONSHIPS WITH MEDIA, MEETINGS WITH ANALYSTS AND INSTITUTIONAL INVESTORS, INTERNET

7.	PUBLICATION OF PROCEDURES AND SANCTIONS

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1.	PREMISES
1.1	The Company communicates to the market in compliance with principles of fairness and clarity and gives the same level of accessibility to information.
1.2	For this purpose the Company, taken into account:
a)	article 114 of Legislative Decree No. 58 dated February 24th, 1998 (hereinafter, “TUF”), the associated Consob Regulation implementing the provisions on issuers, taken by Consob resolution no. 11971 dated May 14th, 1999 and subsequent modifications (hereinafter, “Consob Regulation”), the Rules of the Markets organized and managed by Borsa Italiana S.p.A. and the Instructions accompanying such Rules;
b)	provisions contained in articles 6.1 and 6.2 of the Code of Conduct for Listed Companies (adopted by the Committee for the Corporate Governance of Listed Companies), to which the Company adheres, which recommends the adoption of procedures for internal handling and disclosure of documents and information about the Company, especially price-sensitive information, to the market;
c)	provisions contained in article 10 of the Company’s Code of Conduct, adopted by Board of Directors on March 28, 2001, which establishes the adoption of a procedure for internal handling and disclosure of documents and information about the Company, especially price-sensitive information, to the market;
approved, with the Board of Directors’ resolution on December 19th, 2002, the following Procedures.
The present Procedures rule the conduct that Directors, Statutory Auditors, Managers and employees (meaning middle management and white collars, hereinafter collectively “Employees”) of the Company and/or of its affiliated companies both in Italy and abroad have to adopt with reference to the disclosure to the market of information on facts taking place within the Company and/or its controlled companies, with specific reference to price-sensitive information.

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Directors, Statutory Auditors, Managers and Employees, each for his/her own area of responsibility, shall abide by the present Procedures.
2.	PRICE SENSITIVE INFORMATION
2.1	The Company and its controlling entities promptly disclose price sensitive information to the market. The disclosure shall comply with fairness and clarity principles in order to guarantee that everybody can have access to such information.
2.2	Price sensitive information shall mean specific information, of determined contents, related to facts that occur within the Company, its controlling entities and its controlled companies, which are not in the public domain, and able, if made public, to influence the price of Company’s securities considerably.
2.3	Specificity and determinateness of the information shall be evaluated in virtue of the typical effect that disclosure may cause: a considerable variation in the price of the securities. The evaluation has to be performed applying maximum caution criteria and in an ex-ante perspective.
2.4	In view of the performance of the disclosure duties to the market, the relevance of any single fact must be assessed on a case by case basis and under the responsibility of the Managing Directors.
2.5	The final decision on the price sensitive feature of a piece of information is reserved to the Managing Directors who shall consult the Legal Department.
2.6	The moment which is relevant for the performance of the disclosure duties to the market is set by the resolutions of the Board of Directors or Executive Committee (if any) and by the decisions of the Managing Directors; this notwithstanding, in some cases and under some circumstances, information must be disclosed to the market even before the formal legal act which definitively establishes its contents (resolutions, unilateral acts, contracts…).

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In any event, the information will not only have to be potentially relevant to the market, but also reliable, i.e. characterized by sufficient probability and determinateness. It is understood that every time a resolution of the shareholders is required in addition or following to a Board of Directors’ resolution, the duty to inform the market arises in both stages of the approval procedure.
2.7	In the event there is a reasonable doubt on the price sensitive qualification of the information, the Managing Directors, under the circumstances, decide whether to disclose the information or to ask for Consob and Borsa Italiana SpA[1]’s advices in order to get a proper assessment of the concerned situation.
2.8.	The duties to inform the market are suspended whenever the Company and/or its controlling entities, file with Consob a stated claim, explaining that public disclosure of the price sensitive information can cause material damages to them and as long as Consob has not resolved about it (usually within seven days).
2.9.	The decision to file Consob with such opposition must be taken by the Managing Directors.
2.10.	In addition to what specifically listed by Consob Regulation, it is usually to be considered price sensitive, by mean of examples without being limited to, according to the nature and dimensions, information related to the following events:
–	Entering or dismissing a relevant business;
–	Variation, due to resignations of Directors entrusted with specific managerial capabilities, in the composition of the Board of Directors;
–	Minority shareholders’ commencing suit according to article 129 of TUF;

1	The Italian administrative body which regulates certain technical requirements and trading rules.

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–	Merger or spin-off;
–	Sale or purchase of a stock participation or going concern;
–	Execution of an important commercial deal;
–	Preliminary steps in launching an OPA (public tender offer);
–	External Audit firm’s termination of assignment;
–	Stock operations or warrant issuing;
–	Issuance of bonds and/or debentures;
–	Losses of such an amount to affect substantially the assets of the Company;
–	Legal proceedings;
–	Operations by the Company on its own shares;
–	Filing for or issuance of judicial measures for liquidation or similar;
–	Related parties’ transactions.
2.11	Events such as letter of intent or memorandum of understanding, even bilateral, approval of projects, negotiations and any negotial or non-negotial conduct, aiming at the conclusion of a transaction, need to be disclosed to the market if all the following conditions are met:
a)	Unequivocal signs that, notwithstanding the adoption of internal procedures suitable to keep confidential such events, the Company becomes aware that individuals who have come to know such information will not abide by the confidentiality obligations;
b)	Reasonable grounds to presume, with reasonable certainty, a successful result of the operations of which these events represent the initial or intermediate steps.
To the extent of letter a) above, confidentiality obligations are not deemed to be infringed if the Company or its controlled companies disclose the information to third parties (such as consultants, auditors, financial consultants, banks, contractual counterparts) for business reasons, provided such third parties are bound by law or confidentiality agreement to secrecy.

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3.	CONFIDENTIALITY OBLIGATIONS WHILE PRICE SENSITIVE INFORMATION IS BEING FORMED AND INSTRUCTIONS TO CONTROLLED COMPANIES
3.1	Directors, Auditors, Managers and Employees are bound to:
a)	Keep all the documents and the information obtained in the performance of their duties as confidential;
b)	Use the above mentioned documents and information exclusively to perform their duties;
c)	Strictly comply with the internal procedures to handle internally reserved information and their disclosure to the market, especially with reference to price sensitive information.
3.2	All the documents whose content need to be kept strictly confidential, must be marked as “confidential” or similar.
3.3	Each individual is personally accountable for archiving the confidential documentation provided by the Company to him/her.
3.4	In the event of accidental loss of confidential documents, Directors, Auditors, Managers and Employees must immediately notify the episode to both Investor Relations Manager and to Legal Department, specifying conditions and circumstances of the loss.
3.5	Confidential documents must be kept in a place suitable to grant access only to authorized individuals.
3.6	If Directors, Auditors, Managers and Employees need to transmit confidential documents or information to third parties, for business reasons, they will make sure that such third parties are bound by agreement or law to maintain strictly confidential the documents or information received.
3.7	Company shall give its controlled companies in writing the suitable instructions so as to enable them to promptly provide the Company with the information required to duly perform the disclosure duties to the market. These instructions shall be given by the Company by mean of a specific communication to the controlled companies.

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4.	COMMUNICATION TO THE MARKET OF PRICE SENSITIVE INFORMATION, ACCOUNTING POSITION, RELATED PARTIES TRANSACTIONS AND CORRECTIVE MEASURES
4.1	Price sensitive information shall be disclosed to the market in full compliance with principles such as promptness, broad and equal dissemination, completeness, comprehensibility and continuity of information.
4.2	In particular, price sensitive information disclosure to the market shall occur by mean of a specific press release (hereinafter “Press Release”):
a)	to Borsa Italiana SpA;
b)	to Consob;
c)	to, at least, two press agencies.
4.3	The contents of the Press Release are determined by the Investor Relations Manager, upon approval of Chief Financial Officer and of the Managing Directors. The Investor Relations Manager shall consult the Legal Department.
4.4	The Investor Relations Manager takes care of the Press Release issuance, according to the relevant applicable regulation.
4.5	The issuance of the Press Release shall take place without delay. In the event the Press Release has to be transmitted during trading hours in Italy, it has to be sent to Consob and to Borsa Italiana SpA at least fifteen minutes prior to its diffusion to the market.
4.6	In view of the above, Investor Relations Manager shall comply with the rules adopted by Borsa Italiana SpA about:
a)	Minimum contents of the Press Release and requirements for exposition of the information therein contained with reference to the different types of situations;
b)	Ways of communication of information to the market by listed companies.

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4.7	In any event, the Press Release:
a)	Contains the basic elements of the fact so as to allow a full and correct evaluation of the effects it may have on the price of Company securities;
b)	Contains links and comparisons with the contents of previous press releases, and updates on the most significant changes of the information therein contained.
The contents of the Press Release shall always meet clarity, transparency and significance criteria, in order to provide the public with all the information deemed to be relevant as far as the relevant fact is concerned.
4.8	In addition to the above, the Investor Relations Manager shall inform the market, according to the same formalities to be used for price sensitive information:
a)	The accounting positions to be referred to in the balance sheet, in the consolidated financial statements, in the semi-annual report, in the quarterly reports, when such situations are communicated to external entities and however as soon as they reach a sufficient degree of certainty;
b)	About the resolutions by mean of which the Board of Directors approves the preliminary financial statements, proposal of dividends distribution, the consolidated financial statements, the semi-annual report and the quarterly reports.
4.9.	In the event the market price of the securities changes in a significant measure compared to the official price of the previous day, when information have been disclosed to the public domain not in compliance with the procedure set forth above and such information are about the assets of the Company, economic or financial situation of the Company, or the business trend of the Company, the Investor Relations Manager, upon prior approval by the Managing Directors and the Chief Financial Officer shall inform, without delay, the market about the truthfulness of the information, integrating or correcting their contents, if needed, in order to restore the correctness of information.
Even in this situation, the communication to the market shall be made according to the procedure set forth for the price sensitive information.

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5.	FORECAST/PROJECTIONS AND QUANTITATIVE TARGETS, INFORMATION DISCLOSED TO MARKETS ABROAD
5.1	The forecasts, projections and quantitative targets about the Company’s management trend, and the periodic accounting data can be provided to the market exclusively in compliance with the procedure set forth for the price sensitive information.
5.2	In such cases, the Investor Relations Manager:
a)	Guarantees a regular and frequent financial information in order to reduce the uncertainties in the evaluation capability of the investors;
b)	Clearly specify, upon publication of the perspective data, if they really are estimates or strategic objectives set within the Company’s management;
c)	Check the coherence of the real trend of the Company’s management with the forecasts, projections and quantitative targets published and accordingly inform, without delay, the market, with the same procedure, about any relevant variation.
5.3	The assessment of the variation of the forecast and projections shall be made with reference not only to the results at the moment of formal approval of the periodic review, but also considering further estimates made by the Company while updating previous ones, concerning the very same periods.
5.4	In any event the communication to the market about the relevant changes has to provide reasons behind such changes.
5.5	The communication to markets abroad about additional information to the one required or otherwise disclosed to the Italian market requires the disclosure of such information also to the Italian market according to procedures suitable to warrant to the investors concurrent access if possible, to the same information.
5.6	The evaluation of the disclosure requirements of such additional information and the need for an appropriate press release is entrusted with the Investor Relations Manager, upon prior approval by the Managing Directors and the Chief Financial Officer.

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5.7	Irrespective of the procedure followed for the issuance of the press release, in order to avoid doubts on the nature of the information provided, it must point out that such information are disclosed to provide also the Italian market with information disclosed abroad.
6.	INFORMATION AT SHAREHOLDERS’ MEETINGS, RELATIONSHIPS WITH MEDIA, MEETINGS WITH ANALYSTS AND INSTITUTIONAL INVESTORS, INTERNET
6.1	The communication of price sensitive information during a shareholders’ meeting is allowed only if such information has been previously disclosed to the market.
6.2	In the event of inadvertent disclosure of price sensitive information, such information has to be disclosed without delay to the market by the Investor Relations Manager, according to the procedures set forth for the price sensitive information.
6.3	It is strictly forbidden to Directors, Statutory Auditors, Managers and Employees, to release interviews to media or in general to release statements which contain price sensitive information that has not been previously disclosed to the market.
6.4	In the event the Company sets up or attends meetings with a restricted number of financial analysts, institutional investors or other market operators, the Legal Department:
a)	Anticipate to Consob and to Borsa Italiana SpA date, place and agenda of the meeting, as per indications provided by the Investor Relations Manager;

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b)	Provide such entities with the same documentation given to the attendees of the meeting, as prepared by the Investor Relations Manager, no later than the date on which the meetings take place.
The Investor Relations Manager moreover:
a)	Makes available to the market the same documentation by the most suitable means;
b)	If the meetings can be attended by all market operators without distinctions, invite operators of specialized press for attendance to the meetings.
6.5	In the event the Company wants to disclose forecasts and projections or other relevant information during meetings with market operators, the Investor Relations Manager, with the same procedure set forth for price sensitive information, disclose such information in advance to the market.
6.6	In the event during such meeting forecasts and projections or other relevant information are disclosed inadvertently, the Investor Relations Manager, with the same procedures set forth for price sensitive information, promptly disclose such information to the market.
6.7	Without prejudice to the obligations of disclosure of price sensitive information, the Investor Relations Manager provide, in a dedicated section on the website of the Company, the By-laws, the balance sheet and the consolidated financial reports, the quarterly reports, any price sensitive information disclosed to the market, and any documentation released during the meetings with the market operators.
6.8	In order to guarantee the information is correct, the Investor Relations Manager undertakes to:
a)	report data and news on the web pages according to suitable criteria that take into account the main information purpose of the financial communication to the investors, avoiding, specifically, promotional purposes;

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b)	clearly indicate, on each web page, date and hour of the last update of the data published;
c)	ensure, in the event an additional language other than the Italian one is used to publish information, that the contents are the same in both versions, pointing out, the differences, if any;
d)	issue, as soon as possible, an errata corrige text to highlight the changes made in the event the information published on the web contains mistakes;
e)	always quote the source of the information when publishing data and news provided by third parties;
f)	inform, on the press releases required by the applicable regulation, of the posting on the web site of documents related to the events described in such press releases which have not been made available to the market in other forms or by other means;
g)	point out, in case of documents posted on the web site, whether they are in their integral version or if they are extracts or summaries, explain how to obtain the original documents;
h)	refer or make links to other web sites on the basis of fairness and neutrality principles in order to let the user acknowledge easily on which web site he/she is located;
i)	allow a free consultation of the web site and avoid, even if the management of the web site is delegated to third parties, access and/or consultation being subject to the prior communication of data and information by the investors, save for ordinary safety measures.

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7.	PUBLICITY OF PROCEDURES AND SANCTIONS
7.1	The Legal Department is responsible for making the Procedures known to Directors, Statutory Auditors, Managers and Employees, of the Company and of its controlled companies both in Italy and abroad. To this extent, the Legal Department shall send copy of the Procedures to all the addressees, specifying the date as of which they enter into force and that the breach of the rules herein established is subject to sanctions; the addressees shall be requested to acknowledge in writing the receipt of the Procedures, in forms to be defined.
7.2	The Legal Department is responsible for translating the present Procedures into English so that they can be distributed to the employees of the controlled companies abroad as per article 7.1.
7.3	The Legal Department is responsible for posting in a place accessible by everybody the Procedures and copy of the National Collective Labor Agreements, if applicable, referring applicable disciplinary sanctions.
7.4	The President and the Managing Directors:
a)	control the procedures are correctly applied and the full compliance with the rules set in the Procedures and in the regulation concerning corporate information.
b)	regularly verify that the Procedures stay sound and functional;
c)	take care of updating the Procedures. To this extent, they submit to the Board of Directors of the Company proposal to adjust the Procedures and check the real functionality of the solutions proposed thereafter;
d)	inform the Board of Statutory Auditors and the Board of Directors about the outcomes of their evaluations.
7.5	The entity in charge of adopting the appropriate measures in the event of breach of the present Procedures is the Board of Directors.

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7.6	In the event that one of the members of the Board of Directors is in breach of the present Procedures, the concerned member shall not be present at the resolution.
7.7	In the event that the majority of the members of the Board of Directors are in breach of the present Procedures, the entity in charge of adopting the appropriate measures is the Board of Statutory Auditors.
7.8	Sanctions to Employees: conducts of Employees in breach of the rules set forth in the present Procedures are defined as unlawful conducts. Notice of breach of the present will be given in compliance with article 7 of Law no. 300 dated May 20, 1970 and of any labor agreements, if applicable. The procedures set by article 7 of Law no. 300 dated May 20, 1970 and of any labor agreements, if applicable, in matters of counterclaims and right to defense of the employees to which the breach has been notified. As far as the disciplinary sanctions for Employees, they fall within the sanctions under the National Collective Labor Agreement dated June 8, 1999 for the “Lavoratori Addetti all’Industria Metalmeccanica Privata e alla Installazione di Impianti” (article 23 and following).
7.9	Measures applicable to Managers: conducts of Managers in breach of the rules set forth in the present Procedures will be sanctioned in the most appropriate measures and forms in compliance with the National Collective Agreement for “Dirigenti industriali”, if applicable.
7.10	Measures applicable to Managing Directors and Statutory Auditors: in the event Managing Directors and Statutory Auditors are in breach of the rules set forth in the present Procedures, the Company will adopt the most appropriate measures allowed by the regulation in force.